Filed Pursuant to Rule 433

Registration No. 333-175538

April 24, 2013

Term Sheet

Depositary Shares, Each Representing a 1/1,000th Interest

in a Share of Series G Non-Cumulative Perpetual Preferred Stock

Issuer:	BB&T Corporation (Ticker: BBT)

Security:	Depositary shares, each representing a 1/1,000th interest in a share of Series G Non-Cumulative Perpetual Preferred Stock

Size:	$450,000,000 (18 million depositary shares)

Over-allotment Option:	$50,000,000 (2 million depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa2 (negative) / BBB (negative) / BBB- (stable) / BBB (stable) (Moody’s / S&P / Fitch / DBRS)

Liquidation Preference:	$25,000 per share (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.200% from the date of issuance

Dividend Payment Date:	1st day of March, June, September and December of each year, commencing on June 1, 2013

Optional Redemption:

On or after June 1, 2018, the Series G Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

The Series G Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to June 1, 2018 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series G Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series G Preferred Stock.

Trade Date:	April 24, 2013

Settlement Date:	May 1, 2013 (T + 5)

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:	$12,408,560

Net Proceeds (before expenses) to Issuer:	$437,591,440

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

BB&T Capital Markets, a division of BB&T Securities, LLC

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “BBT PrG.”

CUSIP/ISIN:	054937800 / US0549378000

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, BB&T Capital Markets, a division of BB&T Securities, LLC via e-mail at prospectusrequests@bbandtcm.com, Deutsche Bank Securities Inc. at 1-800-503-4611 or via e-mail at prospectus.CPDG@db.com, Morgan Stanley & Co. LLC at 1-866-718-1649, UBS Securities LLC at 1-877-827-6444, ext. 561 3884, or Wells Fargo Securities, LLC at 1-800-326-5897.